ARCHITECT SECURITIES LLC

FINANCIAL STATEMENT

INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PERSUANT TO RULE 17A-5

FOR THE PERIOD FROM JANUARY 01, 2025

THROUGH DECEMBER 31, 2025

AVAILABLE FOR PUBLIC INSPECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Architect Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8901 N. New River Canal Road, Apt. 15
(No. and Street)

Plantation	FL	33524
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tarik Abdala	305-908-1160	tarik@architect.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tarik Abdala_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Architect Securities LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Tarik Abdala*

Title:
CEO and CCO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARCHITECT SECURITIES LLC

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Architect Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Architect Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Architect Securities LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Architect Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Architect Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Architect Securities LLC's auditor since 2024.
Chicago, Illinois
February 25, 2026

ARCHITECT SECURITIES LLC

Statement of Financial Condition
December 31, 2025

	Note		
Assets			
Current Assets			
Cash and Cash Equivalents		$	554,885
Prepaid Expenses			57,059
Deposit	3		150,317
Total Assets		**$**	**762,261**
Liabilities			
Current Liabilities			
Account Payable and Accrued Liabilities		$	32,716
Due to Parent Company	7		86,372
Total Liabilities			**119,088**
Member's Equity			**643,173**
Total Liabilities and Member's Equity		**$**	**762,261**

See accompanying notes to financial statement

ARCHITECT SECURITIES LLC

Notes to Financial Statement
December 31, 2025

1. Organization and Business

Architect Securities LLC ("Architect" or the "Company"), was incorporated under the General Corporation Law of the State of Delaware on August 2, 2023. The registered office of the Company is headquartered at 8901 N New River Canal Rd, Apt 15, Plantation, FL 33324 United States.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a registered broker-dealer ("BD"), and is a member of FINRA since September 26, 2024.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement of Architect Securities LLC. is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), ensuring compliance with the standards set by the Financial Accounting Standards Board (FASB).

Going Concern

The determination of the Company's ability to continue as a going concern requires the Company to make certain judgments about whether the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

ASC 606

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers.* That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2018.

The Company generates transaction-based revenue through payment for order flow arrangements. Under these arrangements, the Company earns revenue from its clearing firm, in exchange for routing customer equity and option orders to them for execution.

The Company considers its performance obligation to be satisfied at a point in time, which occurs on the trade date when the customer's order is routed and executed. The transaction price is largely fixed at the time of execution based on agreed-upon rates per share or contract.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this financial statement and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ from those estimates.

ARCHITECT SECURITIES LLC

Notes to Financial Statement
December 31, 2025

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2025, the Company did not have any assets or liabilities that were required to be measured and recognized at fair value on a recurring or non-recurring basis. The carrying amounts of the Company's financial instruments, including cash, receivables from clearing brokers, and accounts payable, approximate their fair values due to the short-term nature of these instruments.

Current Expected Credit Losses

The Company follows FASB ASC Topic 326 – "Financial Instruments – Credit Losses" which applies to financial assets measured at amortized cost. For financial assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. The impact to the current period is not material since the Company has completed reviewed the credit risk regarding its financial assets as of December 31, 2025, no related provision is made for year ended December 31, 2025.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. These include cash in banks and cash received on payment processing platform. The Company maintains its cash and cash equivalents in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC).

Income Taxes

The Company is organized in the state of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in this financial statement because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation tax positions taken or expected to be taken in the course or preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior tax year) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

ARCHITECT SECURITIES LLC

Notes to Financial Statement
December 31, 2025

3. Deposit

The component of Deposit is as follows:

		2025
Security Deposit	$	150,000
FINRA CRD Deposit		317
	$	150,317

4. Credit Risk

Concentration of Credit Risk

The Company enters into various transactions in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2025, a significant credit concentration consisted of 86% of the net equity of the Company with the Company's bank. The amount is included in cash and cash equivalents on the statement of financial condition and exceeds federally insured limits by approximately $305,000. Management does not consider any credit risk associated with this asset to be significant.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. On December 31, 2025, the Company had net capital of $585,797 which was $577,858 in excess of its required capital of $7,939. The Company's ratio of aggregate indebtedness to net capital was 0.2033 to 1 as of December 31, 2025.

6. Guarantees

Accounting Standards Codification Topic ("ASC") 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees of the indebtedness of other.

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ARCHITECT SECURITIES LLC

Notes to Financial Statement
December 31, 2025

6. Guarantees (continues)

At December 31, 2025, the Company is subject to indemnification obligations under its agreement with its clearing firm. The Company introduces its customer accounts to its clearing firm on a fully disclosed basis and has agreed to indemnify for losses that the clearing firm may sustain from the customers' failure to satisfy their obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications. At December 31, 2025, the Company maintains a required clearing deposit of $150,000 with the clearing firm.

7. Related Party Transactions

The Company has entered an Expenses Sharing Agreement (the "Agreement") with Architect Financial Technologies Inc (the "AFTI"), the parent company of the Company.

The Agreement allows AFTI to assume responsibility for payment of certain of the Company's expenses to comply with the Securities and Exchange Commission ("SEC") and FINRA rules that permit the use of expense sharing agreements for broker-dealers ("Expense-Sharing Agreements") subject to specific guidelines set forth in a July 11, 2003 letter from the SEC Division of Market Regulation (the "SEC Letter") and FINRA Notice to Members #03-63 October 2003 ("FINRA NTM"), respectively.

The due to parent company as at the year ended December 31, 2025 was $86,372.

8. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through February 25, 2026 , the date the financial statements were available to be issued and noted none.

9. ASC 280 Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including selling corporate debt securities, retailing corporate equity securities over-the-counter, U.S. government securities broker, U.S. government securities dealer, mutual fund retailer, non-exchange member arranging for transactions in listed securities by exchange member, put and call broker, and operation of an online platform. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, specifically securities inventory and available capital, in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital detailed under Note 5, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies found under Note 2.

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Audit trail

Details

FILE NAME	ARC Public Report 008-71217 2025 - Final - 3/16/26, 4:24 PM.pdf
STATUS	🟢 Signed
STATUS TIMESTAMP	2026/03/16 19:25:19 UTC

Activity

▷ SENT	tarik@innreg.com **sent** a signature request to: • Tarik Abdala (tarik@architect.co)	2026/03/16 19:24:14 UTC
✍ SIGNED	**Signed** by Tarik Abdala (tarik@architect.co)	2026/03/16 19:25:19 UTC
⊘ COMPLETED	This document has been signed by all signers and is **complete**	2026/03/16 19:25:19 UTC

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